UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 29, 2017

Rockwell Collins, Inc.

(Exact name of Registrant as specified in its charter)

Delaware		52-2314475
(State or other jurisdiction of incorporation)		(I.R.S. Employer Identification Number)

400 Collins Road NE Cedar Rapids, Iowa	001-16445	52498
(Address of principal executive office)	(Commission File No.)	(Zip Code)

Registrant’s telephone number, including area code: (319) 295-1000

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

As previously announced, on September 4, 2017, Rockwell Collins, Inc., a Delaware corporation (“Rockwell Collins”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with United Technologies Corporation, a Delaware corporation (“UTC”), and Riveter Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of UTC (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, at the closing, Merger Sub will merge with and into Rockwell Collins, with Rockwell Collins surviving as a wholly owned subsidiary of UTC (the “Merger”).

As previously disclosed on page 100 of the definitive proxy statement related to the Merger that was first mailed to shareowners of Rockwell Collins on or about December 11, 2017 (the “Definitive Proxy Statement”), in connection with the Merger, as of the mailing of the Definitive Proxy Statement several lawsuits had been filed by purported Rockwell Collins shareowners. These lawsuits (collectively, the “Initial Shareowner Actions”) are captioned:

•	Sharpenter v. Rockwell Collins, Inc., et. al., C.A. No. 17-00113 (N.D. Iowa Oct. 20, 2017)

•	McWilliams v. Rockwell Collins, Inc. et. al., C.A. No. 17-00123 (N.D. Iowa Nov. 1, 2017)

•	Lase Guaranty Trust v. Rockwell Collins, Inc. et. al., C.A. No. 17-00123 (N.D. Iowa Nov. 1, 2017)

•	Heinly v. Rockwell Collins, Inc. et. al., C.A. No. 17-00123 (N.D. Iowa Nov. 1, 2017)

•	Marchese v. Rockwell Collins, Inc. et. al., C.A. No. 17-00128 (N.D. Iowa Nov. 3, 2017)

•	Sparling v. Rockwell Collins, Inc. et. al., C.A. No. 17-00137 (N.D. Iowa Nov. 16, 2017)

The Initial Shareowner Actions allege, among other things, that the Registration Statement on Form S-4 filed by UTC on October 10, 2017 misstates and/or omits material information. The Initial Shareowner Actions seek an injunction barring the Merger, rescission of the Merger in the event it has been consummated, recovery of damages and other relief.

In addition, on December 14, 2017, a purported Rockwell Collins shareholder filed a class action complaint in Linn County, Iowa (Laidlaw v. Ortberg et al., CASE NO. CVCV089293 (Iowa 6th Jud. Dist. Dec. 14, 2017), together with the Initial Shareowner Actions, the “Shareowner Actions”) alleging, among other things, that the Merger consideration undervalues Rockwell Collins, that the Merger was negotiated pursuant to an unfair process and that the Definitive Proxy Statement misstates and/or omits material information. The complaint seeks an injunction barring the Merger, rescission of the Merger in the event it has been consummated, recovery of damages and other relief.

Rockwell Collins and the other named defendants deny that they have committed or assisted others in committing any violations of law or breaches of duty to Rockwell Collins shareowners, and expressly maintain that, to the extent applicable, they complied with their fiduciary and other legal duties. Rockwell Collins believes that no supplemental disclosures are required under applicable laws; however, to moot plaintiffs’ purported disclosure claims and minimize the burden and expense of defending the Shareowner Actions, Rockwell Collins is making certain disclosures below that supplement and revise those contained in the Definitive Proxy Statement (the “Supplemental Disclosures”).

Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the Supplemental Disclosures set forth herein. The Supplemental Disclosures should be read in conjunction with the Definitive Proxy Statement, along with periodic reports and other information Rockwell Collins files with the U.S. Securities and Exchange Commission. To the extent that the information set forth herein differs from or updates information contained in the Definitive Proxy Statement, the information set forth herein shall supersede or supplement the information in the Definitive Proxy Statement. All page references are to pages in the Definitive Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Definitive Proxy Statement.

SUPPLEMENTAL DISCLOSURES

The penultimate sentence of the fifth paragraph on page 56 of the proxy statement/prospectus is hereby amended and restated in its entirety to read as follows:

After considering several potential strategic buyers, the Rockwell Collins Board also determined that Company A and Company B, a company in the aerospace industry, were the strategic parties most likely to be able to complete an acquisition of Rockwell Collins at a valuation at or above the price proposed by UTC due to primarily to their size, acquisition capability and the compatibility of their businesses with Rockwell Collins’ business.

The third paragraph on page 61 of the proxy statement/prospectus is hereby amended and restated in its entirety to read as follows:

On September 1, the Rockwell Collins Board met. Present at the meeting were members of Rockwell Collins senior management and representatives of J.P. Morgan, Citigroup and Skadden. Mr. Ortberg reported on discussions with UTC, including UTC’s latest $140 per share cash and stock offer. He reported that if the Rockwell Collins Board determined to move forward with the transaction, UTC intended to name the combined aerospace systems business “Collins Aerospace Systems” and that he had been asked to run the combined business (but that no terms and conditions of his employment had been discussed). The Rockwell Collins Board authorized Mr. Ortberg to discuss his future employment with UTC, but no discussion regarding the specific terms and conditions of his employment with UTC took place prior to the execution of the merger agreement. Senior management provided an overview of the proposed transaction and a report on the due diligence review of UTC. Representatives of Skadden reviewed with the Rockwell Collins Board its fiduciary duties under Delaware law. Representatives of Skadden then summarized the terms and conditions of the merger agreement and UTC’s financing commitment papers. Representatives of J.P. Morgan presented J.P. Morgan’s preliminary financial analyses with respect to the proposed transaction. Representatives of Citigroup presented Citigroup’s preliminary financial analyses with respect to the proposed transaction. Representatives of J.P. Morgan and Citigroup each separately reviewed with the Rockwell Collins Board their past business relationships with parties related to the proposed transaction, which disclosure had previously been provided to Rockwell Collins. Senior management then reported on various general employee compensation and retention matters related to the proposed transaction. Mr. Ortberg reviewed the proposed communications plan and potential next steps in the event that the Rockwell Collins Board determined to move forward with the proposed transaction.

The Background of the Merger section is amended and supplemented to include the following sentence:

Mr. Ortberg and Mr. Hayes were present at the meetings of representatives of Rockwell Collins and UTC that occurred on the following dates: May 2, August 7, August 20, and August 28.

The first paragraph on page 70 of the proxy statement/prospectus is hereby amended and restated in its entirety to read as follows:

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the diluted equity value per share for Rockwell Collins common stock. J.P. Morgan calculated the unlevered free cash flows that Rockwell Collins is expected to generate (1) during fiscal years 2018 through 2022 based upon Rockwell Collins’ management forecast and (2) during fiscal years 2023 through 2027 based upon extrapolations from the management forecast provided by Rockwell Collins management. As described in “—Certain Rockwell Collins Unaudited Prospective Financial Information,” the management forecast used by J.P. Morgan for purpose of its discounted cash flow analysis was the forecast giving effect to the Financial Accounting Standards Board’s new revenue recognition standards. J.P. Morgan also calculated a range of terminal asset values for Rockwell Collins at the end of the projection period by applying terminal growth rates, based on direction from Rockwell Collins management, ranging from 2.2% to 3.2% to the unlevered free cash flows, excluding pension contributions, to which a 0% terminal growth rate was applied per Rockwell Collins’ management instruction. The terminal growth rates were selected based on J.P. Morgan’s professional judgment and input from Rockwell Collins’ management regarding long-term growth rates in the industry. The unlevered free cash flows and the range of terminal values were then discounted to present values using discount rates ranging from 7.5% to 8.5%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Rockwell Collins, taking into account macro-economic assumptions, estimates of risk, Rockwell Collins’ capital structure and other appropriate factors. The present values of the unlevered free cash flows and the range of terminal values were then adjusted for Rockwell Collins’ net debt and noncontrolling interest and divided by diluted shares outstanding of Rockwell Collins, calculated using the treasury stock method based on the capitalization of Rockwell Collins as set forth in the merger agreement. The discounted cash flow analysis did not account for synergies related to the proposed transaction. The discounted cash flow analysis indicated an implied per share equity value range for Rockwell Collins common stock, rounded to the nearest $0.50, of $107.50 to $158.50.

The third paragraph on page 71 of the proxy statement/prospectus is hereby amended and restated in its entirety to read as follows:

J.P. Morgan reviewed the most recent publicly available research analyst price targets for Rockwell Collins common stock prepared and published by selected equity research analysts. J.P. Morgan noted that the range of such price targets as of August 2, 2017 (the last market close prior to abnormal trading in Rockwell Collins common stock on August 3, 2017) was $96.00 to $137.00 with a median of $124.00 per share of Rockwell Collins common stock.

The first paragraph on page 78 of the proxy statement/prospectus is hereby amended and restated in its entirety to read as follows:

Citigroup conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for Rockwell Collins common stock. Citigroup calculated the unlevered free cash flows that Rockwell Collins is expected to generate (1) during fiscal years 2018 through 2022 based upon Rockwell Collins’ management forecast and (2) during fiscal years 2023 through 2027 based upon extrapolations from Rockwell Collins’ management forecast by Rockwell Collins’ management. As described in “—Certain Rockwell Collins Unaudited Prospective Financial Information,” the management forecast used by Citigroup for purpose of its discounted cash flow analysis was the forecast giving effect to the Financial Accounting Standards Board’s new revenue recognition standards. Citigroup also calculated a range of terminal values for Rockwell Collins at the end of the projection period by applying terminal growth rates, based on direction from Rockwell Collins management, ranging from 2.2% to 3.2% to the terminal year estimate of unlevered free cash flow excluding pension contributions, to which a 0% terminal growth rate was applied per Rockwell Collins’ management instruction. The terminal growth rates were selected based on Citigroup’s professional judgment and input from Rockwell Collins’ management regarding long-term growth rates in the industry. The unlevered free cash flows and the range of terminal values were then discounted to present values using discount rates ranging from 7.4% to 8.7%, which range was chosen by Citigroup, based upon an analysis of the weighted average cost of capital of Rockwell Collins, taking into account macro-economic assumptions, estimates of risk, Rockwell Collins’ capital structure and other appropriate factors. The present values of the unlevered free cash flows and the range of terminal values were then adjusted for Rockwell Collins’ net debt and noncontrolling interest and divided by fully diluted shares outstanding of Rockwell Collins, calculated using the treasury stock method based on the capitalization of Rockwell Collins as set forth in the merger agreement. The discounted cash flow analysis did not account for synergies related to the proposed transaction. The discounted cash flow analysis indicated an implied per share equity value range for Rockwell Collins common stock, rounded to the nearest $0.50, of $103.50 to $165.00.

The fourth paragraph on page 78 of the proxy statement/prospectus is hereby amended and restated in its entirety to read as follows:

Citigroup reviewed the most recent publicly available research analysts’ one-year forward price targets for Rockwell Collins common stock prepared and published by selected research analysts. Citigroup noted that the range of such price targets as of August 2, 2017 (the last market close prior to abnormal trading in Rockwell Collins common stock on August 3, 2017) was $96.00 to $137.00 with a median of $124.00 per share of Rockwell Collins common stock. Citigroup also noted that the range of such price targets, discounted one year at a 9.5% cost of equity, was $87.50 to $125.00, rounded to the nearest $0.50.

The fourth bullet on page 19 of the proxy statement/prospectus is hereby amended and restated in its entirety to read as follows:

•	the payment of retention bonuses to two executive officers of Rockwell Collins, Tatum Buse and Doug Stenske, that will vest and be paid in two equal installments on the date of the completion of the merger and the date that is 12 months following the date of the completion of the merger, with an aggregate value of $565,000;

The sixth bullet on page 19 of the proxy statement/prospectus is hereby amended and restated in its entirety to read as follows:

•	the possibility of continued employment of certain executive officers of Rockwell Collins with the surviving corporation following the completion of the merger, including the designation of Robert K. Ortberg, Chairman, President and Chief Executive Officer of Rockwell Collins, as the chief executive officer of the combined aerospace systems business of UTC and Rockwell Collins; and

The fifth paragraph on page 84 of the proxy statement/prospectus is hereby amended and restated in its entirety to read as follows:

In addition, pursuant to the merger agreement, after September 4, 2017, Rockwell Collins is permitted to grant certain annual equity awards to employees of Rockwell Collins, including the executive officers of Rockwell Collins. On November 13, 2017, following approval by the Compensation Committee of the Rockwell Collins Board, which is referred to as the Rockwell Collins Compensation Committee, Rockwell Collins granted ordinary course annual equity awards for fiscal year 2018 to the executive officers of Rockwell Collins in the form of 65,612 performance-based Company RSU awards (assuming achievement of the applicable performance metrics at target levels) providing for three year cliff vesting and 65,612 time-based RSU awards providing for annual installment vesting over three years. Each RSU award provides for immediate accelerated vesting and settlement upon a termination of employment without “cause” or for “good reason” following a change of control. For purposes of these awards, “cause” and “good reason” have the same meanings as those set forth in the award agreements for performance-based Rockwell Collins RSUs awards granted to executive officers in November 2016. For additional information with respect to RSU awards that may be granted to the executive officers of Rockwell Collins pursuant to the merger agreement after September 4, 2017, please see “—Equity Grants During the Interim Period Prior to Completion of the Merger” beginning on page 89. Upon completion of the merger, each RSU award granted to the executive officers of Rockwell Collins after September 4, 2017 will be assumed by UTC and converted into a time-based restricted stock unit award of UTC covering the number of shares of UTC common stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (a) the number of shares of Rockwell Collins common stock subject to the RSU award (with the number of shares subject to any performance-based RSU award deemed to be equal to the target number of shares subject to such award) by (b) the equity award exchange ratio. Each restricted stock unit award of UTC received in such conversion will be subject to the vesting schedule applicable to the corresponding RSU award and will be settled as provided in the award agreement applicable to corresponding RSU award, subject only to the continued service of the grantee with UTC or the surviving corporation through each applicable vesting date (except in the event of an earlier qualifying termination of service), but will not be subject to any performance conditions following the completion of the merger.

The first full paragraph on page 89 of the proxy statement/prospectus is hereby amended and restated in its entirety to read as follows:

Equity Grants During the Interim Period Prior to Completion of the Merger

Annual Equity Grants in November 2017

Pursuant to the merger agreement, Rockwell Collins reserved the right to grant ordinary course annual equity awards in November 2017 to the employees of Rockwell Collins, including the executive officers of Rockwell Collins. On November 13, 2017, the Rockwell Collins Compensation Committee approved annual grants of RSU awards to the executive officers of Rockwell Collins, as described above in the section entitled “—Treatment of RSU Awards” beginning on page 84. These RSU awards constitute an essential element of Rockwell Collins’ fiscal year 2018 executive compensation program and serve to align the interests of the executive officers of Rockwell Collins with those of Rockwell Collins shareowners and with long-term company performance and also help retain executive talent. No RSUs awards had been promised or communicated to the grantees prior to the grant date on November 13, 2017.

Potential Additional Annual Equity Grants

Pursuant to the merger agreement, if the completion of the merger occurs on or after November 1, 2018 and prior to February 1, 2019, then on the later of the first business day in January 2019 and the 10th business day following the completion of the merger, UTC will grant equity awards in respect of shares of UTC common stock to employees who received ordinary course RSU awards in November 2017, including the executive officers of Rockwell Collins, on terms and conditions generally consistent with the UTC equity compensation program for grants made by UTC in the first quarter of 2019. However, if the completion of the merger occurs on or after February 1, 2019, Rockwell Collins may grant annual equity awards on the same terms as those that applied to the ordinary course November 2017 RSU awards described above. For executive officers, the grant date fair value of such RSU awards may generally not exceed the grant date fair value of his or her November 2017 RSU award. No equity awards contemplated by this paragraph have been or will be promised or communicated to grantees prior the applicable grant date in 2019.

The second full paragraph on page 91 of the proxy statement/prospectus is hereby amended and restated in its entirety to read as follows:

Retention Bonus Program

Two executive officers who are not named executive officers, Tatum Buse and Doug Stenske, were selected by the Rockwell Collins Compensation Committee to receive retention bonus awards equal to $285,000 and $280,000, respectively, to incentivize their continued employment and to sustain certain key functions crucial to successfully completing the merger. Each retention bonus award will vest and be paid in two equal installments on the date of the completion of the merger and the date that is 12 months following the date of the completion of the merger. Each retention bonus award will be subject to the recipient’s continued employment on each vesting date, subject to accelerated vesting and payment upon an earlier termination of employment after the date of the completion of the merger without “cause” or for “good reason,” in each case as defined in the retention bonus award letter, or due to death or disability. These retention bonus awards were not promised or communicated to Ms. Buse and Mr. Stenske prior to the execution of the merger agreement, and Ms. Buse and Mr. Stenske were not involved in negotiations concerning the merger other than providing general assistance consistent with their general job duties and responsibilities.

The final sentence in the third full paragraph on page 92 of the proxy statement/prospectus is hereby amended and restated in its entirety to read as follows:

Other than discussions regarding Mr. Ortberg’s role as Chief Executive Officer of the combined business, no formal or informal employment negotiations between UTC and any executive officer of Rockwell Collins (including any discussion of specific terms and conditions of Mr. Ortberg’s employment with UTC) took place prior to the execution of the merger agreement and, as of the date of this proxy statement/prospectus, no new individualized compensation arrangements between such persons and UTC or the surviving corporation have been established.

Safe Harbor Statement

This Current Report on Form 8-K contains statements, including statements regarding the proposed acquisition of Rockwell Collins by United Technologies, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the ability of Rockwell Collins and United Technologies to receive the required regulatory approvals for the proposed acquisition of Rockwell Collins by United Technologies (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins’ shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Rockwell Collins’ operations with those of United Technologies will be greater than expected; the outcome of legally required consultation with employees, their works councils or other employee representatives; and the ability of Rockwell Collins and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

Additional Information

In connection with the proposed transaction, United Technologies has filed a registration statement on Form S-4 (File No. 333-220883), which includes a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The proxy statement/prospectus was declared effective by the SEC and is being mailed to Rockwell Collins shareowners. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS FILED THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2017	ROCKWELL COLLINS, INC.

	By:	/s/ Robert J. Perna
	Name:	Robert J. Perna
	Title:	Senior Vice President, General Counsel & Secretary